# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Nuclear Energy Corp., CIK 0002089283
CUSIP: 269710109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002117250

## Reporting persons
- Naranjan Singh Parhar: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,028,671; shared voting power 0; sole dispositive power 2,028,671; shared dispositive power 0; aggregate amount beneficially owned 2,028,671 (6.86% of the class)
  Comment: (1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13G cover page, the Reporting Person also has not checked row 2(b)).
  
  (2) The percentage of shares of common stock, par value $0.0001 per share (the "Common Stock") of Eagle Nuclear Energy Corp. (the "Issuer") beneficially owned by the Reporting Person is based on 29,579,313 shares of Common Stock issued and outstanding, as reported by the Issuer in its Registration Statement on Form S-1, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 19, 2026.
- Balvinder Kaur Parhar: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,028,671; shared voting power 0; sole dispositive power 2,028,671; shared dispositive power 0; aggregate amount beneficially owned 2,028,671 (6.86% of the class)
  Comment: (1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d-1(k)(1), pursuant to Instruction 2 to the Schedule 13G cover page, the Reporting Person also has not checked row 2(b)).
  
  (2) The percentage of shares of common stock, par value $0.0001 per share (the "Common Stock") of Eagle Nuclear Energy Corp. (the "Issuer") beneficially owned by the Reporting Person is based on 29,579,313 shares of Common Stock issued and outstanding, as reported by the Issuer in its Registration Statement on Form S-1, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 19, 2026.

## Item 1. Issuer
Name of issuer: Eagle Nuclear Energy Corp.
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada, 89511.

## Item 2. Person Filing
Name of person filing: This statement is being filed by Naranjan Singh Parhar and Balvinder Kaur Parhar (each, a "Reporting Person").
Address of principal business office or, if none, residence: The residence of Naranjan Singh Parhar and Balvinder Kaur Parhar is 6180 Palahi Road, Duncan, BC V9L 5B6.
Citizenship: Each Reporting Person is a Canadian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row (9) of each cover page to this filing for the aggregate number of shares of Common Stock beneficially owned by each Reporting Person.
Percent of class: See row (11) of each cover page to this filing for the percentage of the outstanding shares of Common Stock beneficially owned by each Reporting Person.
Sole power to vote or to direct the vote: See row (5) of each cover page to this filing for the aggregate number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: See row (6) of each cover page to this filing for the aggregate number of shares of Common Stock as to which each Reporting Person has shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: See row (7) of each cover page to this filing for the aggregate number of shares of Common Stock as to which each Reporting Person has sole power to dispose or to direct the disposition.
Shared power to dispose or to direct the disposition: See row (8) of each cover page to this filing for the aggregate number of shares of Common Stock as to which each Reporting Person has shared power to dispose or to direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The information disclosed in Item 2 is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 - Power of Attorney - Naranjan Parhar
Exhibit 24.2 - Power of Attorney - Balvinder Parhar

## Signatures
- Naranjan Singh Parhar: /s/ Naranjan Singh Parhar, by Nelson Mullins Riley & Scarborough LLP, Attorney-in-Fact, Naranjan Singh Parhar (04/08/2026)
- Balvinder Kaur Parhar: /s/ Balvinder Kaur Parhar, by Nelson Mullins Riley & Scarborough LLP, Attorney-in-Fact, Balvinder Kaur Parhar (04/08/2026)